To the shareholders of Equinor ASA

NOTICE OF ANNUAL GENERAL MEETING

14 MAY 2024 AT 15:00 CEST

Equinor Business Center, Forusbeen 50, 4035 Stavanger

Digital participation is possible via Lumi AGM
Please see more information under "Participation"

AGENDA

1. **Opening of the annual general meeting by the chair of the corporate assembly (no voting)**

2. **Registration of represented shareholders and proxies (no voting)**

3. **Election of chair for the meeting**
    The board of directors proposes that the general meeting elects the chair of the corporate assembly, Jarle Roth, as chair of the meeting.

4. **Approval of the notice and the agenda**

5. **Election of two persons to co-sign the minutes together with the chair of the meeting**

6. **Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2023, including the board of directors' proposal for distribution of fourth quarter 2023 dividend**
    The board of directors proposes a fourth quarter 2023 ordinary dividend of US dollar (USD) 0.35 per share and an extraordinary dividend of USD 0.35 per share. The fourth quarter 2023 dividend accrues to the shareholders as registered in Equinor's shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 16 May 2024. Subject to ordinary settlement in VPS, this implies that the right to dividends accrues to shareholders as of 14 May 2024. The shares will be traded ex-dividend on the Oslo Stock Exchange (Oslo Børs) from and including 15 May 2024. For US ADR (American Depository Receipts) holders, dividend accrues to the ADR-holders as of 14 May 2024, and the ex-dividend date will be from and including 15 May 2024.

    Shareholders whose shares trade on the Oslo Stock Exchange will receive their dividend in Norwegian kroner (NOK). The NOK dividend will be communicated on 24 May 2024.

    The expected payment date for the dividend is 28 May 2024.

    Proposed resolution:
    "The annual accounts and the annual report for 2023 for Equinor ASA and the Equinor group are approved. A fourth quarter 2023 ordinary dividend of USD 0.35 per share and an extraordinary dividend of USD 0.35 per share are approved to be distributed."

7. **Authorisation to the board of directors to distribute dividend based on approved annual accounts for 2023**
    The board of directors proposes that the general meeting provides an authorisation to the board of directors to approve quarterly dividends for second and third quarter 2024 and first quarter 2025 cf. the Norwegian Public Limited Liability Companies Act Section 8-2 second paragraph. Such dividends will be formally based on the company's approved annual accounts for 2023. Equinor ASA will announce dividends in connection with the respective quarterly results. Payment of the quarterly dividend is expected to take place approximately four months after the announcement of the quarterly results.

    Proposed resolution:
    "The general meeting of Equinor ASA hereby authorises the board of directors to resolve the payments of dividend based on the company's approved annual accounts for 2023, cf. the Norwegian Public Limited Liability Companies Act Section 8-2, second paragraph.

    The board of directors shall, when using the authorisation, make its decision in accordance with the company's approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity, cf. Section 8-1 fourth paragraph cf. Section 3-4 of the Norwegian Public Limited Liability Companies Act.

    The authorisation is valid until the next annual general meeting, but no later than 30 June 2025."

8. **Proposal from shareholder that Equinor shall eliminate management bonuses, pensions and severance pay for former executives, use clothing containing hemp, ban the use of fiberglass rotor blades in new wind farms, commit to buying into existing hydropower projects, conduct research on other energy sources, stop the electrification of the Norwegian continental shelf, and consider installing rotatable Tesla turbines**
    Shareholder Roald Skjoldheim has proposed the following resolution:

    "1. Equinor shall eliminate bonuses for management completely.
    2. Equinor shall not pay pensions or severance pay to former executives.
    3. Equinor shall only use clothing containing hemp.
    4. Equinor shall ban the use of fiberglass rotor blades in all new wind farms. And do not replace old fiberglass rotor blades with new ones.
    5. Equinor shall make a greater commitment to buying into existing hydropower projects, aiming to upgrade the plants nationwide.
    6. Equinor shall conduct research on other energy sources, such as thorium.
    7. Equinor shall stop the electrification of the Norwegian continental shelf.
    8. Equinor shall consider installing rotatable Tesla turbines that rotate according to the wind to generate electricity."

    The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

    The board of directors recommends the general meeting to vote <u>against</u> the proposal.

9. **Proposal from shareholder that Equinor gradually divest from all international operations**
    Shareholder Ivar Sætre has proposed the following resolution:

    "The general meeting asks the company's administration to gradually divest from all international operations, first within renewable energy, then within petroleum production."

    The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

    The board of directors recommends the general meeting to vote <u>against</u> the proposal.

10. **Proposal from shareholders that the board of directors in Equinor resign and make room for a new board of directors with better sustainability expertise and higher ambitions**
Shareholders Gro Nylander and Guttorm Grundt have proposed the following resolution:

"1. The annual general meeting refers to the board's failure to address Equinor's shared responsibility for meeting the Paris Agreement's climate goals and the UN's call to terminate all oil and gas exploration. We expect that the board accept the consequences of this.
2. The board is encouraged to resign and make room for a new board of directors with better sustainability expertise and higher ambitions for Equinor to contribute more actively to Norway and the UN achieving their climate goals for the benefit of future generations."

The shareholders' supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote against the proposal.

11. **Proposal from shareholder that Equinor's management acquaints themselves with the suffering and death caused by global warming, and let this influence their future strategy, and strengthen and implement its Energy Transition Plan**
Shareholder Gro Nylander has proposed the following resolution:

"1. Equinor's management must acquaint themselves with the suffering and death already caused by global warming, and let this influence their future strategy.
2. Equinor must strengthen and implement its Energy Transition Plan, aligning it with advice e.g. from the Paris Agreement, the UN, the IEA, WHO, the government's Climate Plan for 2021–2030, the World Medical Association, and various climate summits."

The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote against the proposal.

12. **Proposal from shareholder that Equinor must make arrangements to become a leading renewable energy producer, halt plans for electrification of Melkøya, ask the government to stop announcing new exploration acreage, exit all unprofitable and highly polluting overseas projects, and present a phase-down plan for its oil and gas production**
Shareholder Bente Marie Bakke has proposed the following resolution:

"1. Equinor must make arrangements to become a leading renewable energy producer, which was the purpose of the name change from Statoil to Equinor.
2. Equinor must halt plans for electrification of Melkøya and offshore installations. Equinor should instead focus on producing electricity by drilling for and converting high-temperature geothermal energy to electricity. CO_2 capture and storage should also be utilised.
3. The Equinor board should ask the government, as the majority owner with 67% of the Equinor shares, to stop announcing new oil and gas exploration acreage and not open new areas in the Barents Sea.
4. Equinor must exit all unprofitable and highly polluting overseas projects.
5. Equinor must present a phase-down plan for its oil and gas production, enabling Norway to fulfil its commitments to the Paris Agreement, and Norway to become net-zero by 2050."

The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

The board of directors recommends the general meeting to vote against the proposal.

13. **Proposal from shareholder that Equinor shall work towards dismantling the Corporate Assembly, strengthen the Board, change the Articles of Association regarding the nomination committee, and that the renewable energy business become an autonomous entity**
Shareholder Even Bakke has proposed the following resolution:

    "1. Corporate Assembly: Echoing Hydro's 2022 initiative, I propose that Equinor shall work towards dismantling the Corporate Assembly to democratize board elections by changing Par. 7 in the Articles of Association. This will directly involve shareholders in the selection of board members and governance decisions during the Annual General Meeting (AGM).
    2. Board Composition: I suggest strengthening the Board where at least three members have significant international energy sector and change management experience. Further, increase the board member compensation significantly to attract distinguished leaders capable of steering Equinor through the rapidly changing energy landscape.
    3. Nomination Committee: I propose that the Articles of Association shall require that the nomination committee shall have at least two members with significant international experience.
    4. Renewable Energy Division Independence: I propose that the renewable energy business become an autonomous entity, underscoring the commitment to leading the energy transition and facilitating focused growth and innovation in this critical area."

    The shareholder's supporting statement and the board of directors' response is available at www.equinor.com/agm.

    The board of directors recommends the general meeting to vote against the proposal.

14. **Proposal from shareholders that Equinor shall nominate candidates for future board appointments with good competency on the energy transition and sustainability**
Shareholders Greenpeace and WWF have proposed the following resolution:

    "The nomination committee in Equinor ASA shall nominate candidates for future board appointments that ensures a board composition where at least 50 percent of the members of the board have good competency on the energy transition and sustainability."

    The shareholders' supporting statement and the board of directors' response is available at www.equinor.com/agm.

    The board of directors recommends the general meeting to vote against the proposal.

15. **Proposal from shareholders that Equinor update its strategy and capital expenditure plan according to the commitment to the goals of the Paris Agreement**
Shareholders Sarasin & Partners LLP, Kapitalforeningen Sampension Invest, West Yorkshire Pension Fund and Achmea Investment Management have proposed the following resolution:

    "In keeping with Equinor ASA's commitment to support the goals of the Paris Agreement, and considering the Norwegian Government's explicit expectations for the company to align actively with the Paris Agreement as per its statement at Equinor's 2023 AGM, the general meeting asks the Board to update its strategy and capital expenditure plan accordingly. The updated plan should specify how any plans for new oil and gas reserve development are consistent with the Paris Agreement goals."

    The shareholders' supporting statement and the board of directors' response is available at www.equinor.com/agm.

    The board of directors recommends the general meeting to vote against the proposal.

16. **The board of directors' report on Corporate Governance**
    Pursuant to Section 5-6 fifth paragraph of the Norwegian Public Limited Liability Companies Act, the annual general meeting shall review and evaluate the board's report on Corporate Governance which has been prepared in accordance with Section 3-3b of the Norwegian Accounting Act. The Board statement on Corporate Governance is presented as a separate report and available at www.equinor.com/agm.

    The general meeting shall carry out an advisory vote regarding the Corporate Governance report, and the board of directors proposes that the general meeting endorses the report.

    Proposed resolution:
    "The general meeting endorses the board of directors' report on Corporate Governance."

17. **The board of directors' report for salary and other remuneration for leading personnel**
    In accordance with Section 6-16b of the Norwegian Public Limited Liability Companies Act, the board of directors shall prepare a remuneration report for leading personnel. The remuneration report is presented as a separate report and available at www.equinor.com/agm. The total remuneration figures are also included in note 4 in Equinor ASA's financial statements.

    In accordance with Section 5-6 fourth paragraph of the Norwegian Public Limited Liability Companies Act with reference to Section 6-16b second paragraph, an advisory vote shall be held for the board of directors' remuneration report for salary and other remuneration to leading personnel.

    The board of directors recommends that the general meeting by an advisory vote endorses the board of directors' remuneration report.

    Proposed resolution:
    "The general meeting endorses the board of directors' 2023 Remuneration report."

18. **Approval of remuneration for the company's external auditor for 2023**
    Proposed resolution:
    "Remuneration to the auditor for 2023 of NOK 62,006,127 for Equinor ASA is approved."

19. **Election of members to the corporate assembly**
    The nomination committee proposes that the general meeting adopt the following resolution regarding election of members and deputy members to the corporate assembly:

    "The following persons are elected as members of Equinor ASA's corporate assembly effective as from 15 May 2024 and until the annual general meeting in 2026:
    1. *Nils Morten Huseby (nominated as chair for the corporate assembly's election) (new election, existing deputy member)*
    2. *Nils Bastiansen (nominated as deputy chair for the corporate assembly's election) (re-election)*
    3. *Finn Kinserdal (re-election)*
    4. *Kari Skeidsvoll Moe (re-election)*
    5. *Kjerstin Fyllingen (re-election)*
    6. *Kjerstin Rasmussen Braathen (re-election)*
    7. *Mari Rege (re-election)*
    8. *Trond Straume (re-election)*
    9. *Martin Wien Fjell (re-election)*
    10. *Merete Hverven (re-election)*
    11. *Helge Aasen (re-election)*
    12. *Liv B. Ulriksen (re-election)*

The following persons are elected as deputy members of Equinor ASA's corporate assembly effective as from 15 May 2024 and until the annual general meeting in 2026:
1st deputy member: Per Axel Koch (re-election)
2nd deputy member: Cathrine Kristiseter Marti (re-election)
3rd deputy member: Bjørn Tore Markussen (new election)
4th deputy member: Elisabeth Maråk Støle (new election)."

For further information about the nominated candidates, please see information from the nomination committee at www.equinor.com/agm.

20. Determination of remuneration for the corporate assembly members
The nomination committee proposes that the general meeting adopt the following resolution regarding changes to the remuneration to the corporate assembly:

"The remuneration to the corporate assembly is adjusted effective from 15 May 2024 as follows:

	From	To
Chair	*NOK 143,700/annually*	*NOK 151,200/annually*
Deputy chair	*NOK 75,800/annually*	*NOK 79,750/annually*
Members	*NOK 53,250/annually*	*NOK 56,000/annually*
Deputy members	*NOK 7,670/meeting*	*NOK 8,070/meeting"*

21. Election of members to the nomination committee
The nomination committee proposes that the general meeting adopt the following resolution regarding election of members to the nomination committee:

"The following persons are elected as members of Equinor ASA's nomination committee effective as from 15 May 2024 and until the annual general meeting in 2026:

1. Nils Morten Huseby, chair (new election)
2. Berit L. Henriksen (re-election)
3. Merete Hverven (re-election)
4. Jan Tore Føsund (re-election)"

For further information about the nominated candidates, please see information from the nomination committee at www.equinor.com/agm

22. Determination of remuneration for the nomination committee members
The nomination committee proposes that the general meeting adopt the following resolution regarding changes to the remuneration to the nomination committee:

"The remuneration to the nomination committee is adjusted effective from 15 May 2024 as follows:

	From	To
Chair	*NOK 14,260/meeting*	*NOK 15,000/meeting*
Members	*NOK 10,580/meeting*	*NOK 11,130/meeting"*

23. **Authorisation to the board of directors to acquire Equinor ASA shares in the market to continue operation of the company's share-based incentive plans for employees**

Since 2004, the company has offered a share saving plan for employees in the group. The purpose of this plan is to augment good business culture and encourage loyalty through employees becoming part-owners of the company. The long-term incentive plan was implemented in 2007 with the purpose of strengthening the alignment of top management and shareholders' long-term interests and sustainability of the company, and to retain key executives. At the annual general meeting in 2023 it was decided to authorise the board of directors to acquire shares in the market. This authorisation is valid until 30 June 2024. It is proposed that the annual general meeting gives the board of directors a new authorisation to acquire shares in the market, to continue the company's share-based incentive plans. The new authorisation shall replace the authorisation granted on 10 May 2023 from the time of registration in the Register of Business Enterprises.

Proposed resolution:

"Pursuant to Section 9-4 of the Norwegian Public Limited Liability Companies Act, the board of directors is authorised on behalf of the company to acquire Equinor shares in the market. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 31,000,000.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Equinor group as part of the group's share-based incentive plans, including the long-term incentive plan.

The minimum and maximum amount that may be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

The authorisation is valid until 30 June 2025. This authorisation replaces, from the time of registration in the Register of Business Enterprises, the previous authorisation to acquire own shares for the company's share-based incentive plans for employees granted by the annual general meeting on 10 May 2023."

24. **Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State**

The annual general meeting resolved on 10 May 2023 to authorise the board of directors of Equinor ASA to acquire Equinor shares in the market with a nominal value of up to NOK 235,000,000. The authorisation is valid until the next annual general meeting, but no later than 30 June 2024.

Own shares acquired pursuant to the authorisation may only be used for cancellation through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act Section 12-1.

In June 2021 the board of directors of Equinor ASA launched an indicative annual share buy-back programme of up to USD 1.2 billion (including shares to be redeemed from the Norwegian State) starting from 2022, subject to board of directors' approval prior to the commencement of each tranche. In February 2024 the board of directors further announced a two-year share buy-back programme of total USD 10-12 billion for 2024 - 2025, with up to USD 6 billion for 2024 (including shares to be redeemed from the Norwegian State). The share buy-back programme will be subject to market outlook and balance sheet strength and be structured into tranches where the company will buy back shares for a certain value in USD over a defined period. Commencement of new share buy-back tranches will be decided by the board of directors on a quarterly basis in line with the company's dividend policy and will be subject to board authorisation for share buy-back from the company's annual general meeting and agreement with the Norwegian State regarding share buy-back (as further described below).

In accordance with the share buy-back programme and the board authorisation granted by the annual general meeting on 10 May 2023, the board of directors of Equinor ASA has approved and carried out the following tranches:

Tranche	Board approval	Commencement	End-date for purchases in the market	Total value (including shares to be redeemed from the Norwegian State)
Second tranche 2023	3 May 2023	11 May 2023	25 July 2023	USD 1.67 billion
Third tranche 2023	25 July 2023	27 July 2023	26 October 2023	USD 1.67 billion
Fourth tranche 2023	26 October 2023	30 October 2023	29 January 2024	USD 1.67 billion
First tranche 2024	6 February 2024	8 February 2024	5 April 2024	USD 1.2 billion

The board of directors of Equinor ASA has, in accordance with the share buy-back programme and the board authorisation granted by the annual general meeting on 10 May 2023, acquired 69,406,714 own shares in the market at an average price of NOK 314.6493.

On 3 May 2023, Equinor ASA signed an agreement with the Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, regarding the repurchase of own shares. It is a mutual condition in the agreement that the repurchases and cancellations of own shares will not change the Norwegian State's percentage ownership in the company. When Equinor ASA cancels own shares purchased in the open market, a proportionate number of the Norwegian State's shares shall therefore be redeemed and cancelled to ensure that the percentage ownership remains unchanged at 67 per cent.

The compensation to the Norwegian State for the redeemed shares represents the volume-weighted average price paid by Equinor ASA for shares purchased in the market, with the addition of an interest compensation and a deduction for dividend payments (and corresponding interest). The interest rate corresponds to six months' NIBOR + 1 per cent per annum, calculated from the time of each share purchase. Payment of the compensation will be made upon the redemption and cancellation of 140,916,661 shares owned by the Norwegian State.

The compensation to the Norwegian State in NOK amounts to 43,865,166,527.66 based on agreed settlement date and subtracted for interest compensated dividend for first through third quarter 2023. In addition, the fourth quarter 2023 dividend of USD 0.70 per share (see decision in agenda item 6 above) and corresponding interest compensation (calculated in line with the description above) will be deducted. The dividend in NOK per share for the fourth quarter 2023 will be communicated on 24 May 2024.

The part of the amount that is proposed paid to the Norwegian State that exceeds the nominal value of the shares, will be covered by "retained earnings" in the company's accounts.

The auditor's confirmation stating that there is still coverage for the company's remaining share capital and undistributable reserves after the reduction in share capital and retained earnings, is available on www.equinor.com/agm. The capital reduction is conditional upon a creditor notice.

Proposed resolution:
"As part of the implementation of the company's share buy-back programme, the company's share capital will be reduced by NOK 525,808,437.50 from NOK 7,507,761,512.50 to NOK 6,981,953,075.00. Of the total capital reduction amount:

(i) NOK 173,516,785.00 will be used to cancel 69,406,714 own shares, and
(ii) NOK 352,291,652.50 will be used to redeem and cancel 140,916,661 shares owned by the Norwegian State through the Ministry of Trade, Industry and Fisheries.

In addition to the capital reduction amount described in item (ii) above, the Norwegian State by the Ministry of Trade, Industry and Fisheries shall receive NOK 43,512,874,875.16, with a deduction for fourth quarter 2023 dividend of USD 0.70 per share and corresponding interest compensation. The part of the amount paid to the Norwegian State that exceeds the nominal value of the shares, shall be covered by retained earnings.

With effect from the time the capital reduction has been registered, Article 3 of the company's Articles of Association will be amended to read as follows:

"The share capital of the company is NOK 6,981,953,075.00 divided into 2,792,781,230 shares of NOK 2.50 each.""

25. **Authorisation to the board of directors to acquire Equinor ASA shares in the market for subsequent cancellation**
The board of directors propose that the general meeting grants the board of directors an authorisation to repurchase up to 92,000,000 own shares in the market (approximately 3.3 per cent of the company's share capital) in accordance with the Norwegian Public Limited Liability Companies Act Section 9-4.

The reason for the request for such an authorisation is to enable Equinor's board of directors to utilise this mechanism permitted by the Norwegian Public Limited Liability Companies Act with respect to the distribution of capital to the company's shareholders. The repurchase of own shares will also be an important means of continuously adjusting the company's capital structure in order to make it more expedient. The repurchase of own shares leads to the remaining shares representing an increased ownership interest in the company.

It is a precondition that the repurchased shares are cancelled through a resolution by a subsequent general meeting to reduce the company's share capital. It is also a precondition for the repurchase and the cancellation of own shares that the Norwegian State's ownership interest in Equinor ASA is not changed. In order to achieve this, a proposal for the redemption of a proportionate number of the Norwegian State's shares, so that the Norwegian State's ownership interest in the company remains unchanged, will also be put forward at the general meeting which is to decide the cancellation of the repurchased shares. The Norwegian State currently has an ownership interest of 67 per cent, and in total the redemption of the Norwegian State's shares and cancellation of own shares based on the proposed board authorisation could thus involve up to 278,787,878 shares (approximately 9.98 per cent of Equinor ASA's share capital).

It is a precondition for the board of directors' request for authorisation to repurchase own shares that Equinor ASA and the Norwegian State represented by the Ministry of Trade, Industry and Fisheries, have entered into an agreement whereby the Ministry undertakes to vote in favour of authorisation of the acquisition of own shares, their subsequent cancellation and the redemption of a proportionate number of the Norwegian State's shares. On redemption of the Norwegian State's shares, Equinor ASA will pay a compensation to the Norwegian State corresponding to the volume-weighted average price paid by Equinor ASA for shares purchased in the market, with the addition of an interest compensation calculated from the date of the individual repurchase and a deduction for any dividend payments (and corresponding interest).

Proposed resolution:
"The general meeting of Equinor ASA hereby authorises the board of directors to acquire in the market, on behalf of the company, Equinor shares with a total nominal value of up to NOK 230 million.

The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 1,000, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for cancellation through a reduction of the company's share capital, pursuant to the Norwegian Public Limited Liability Companies Act Section 12-1.

This authorisation is valid until the next annual general meeting, but no later than 30 June 2025."

Participation

The annual general meeting will be held at the Equinor Business Center for those attending in person and via Lumi AGM for those attending digitally.

Voting will only be possible electronically via Lumi AGM both for shareholders attending in person and attending digitally. Shareholders may cast votes in advance pursuant to Section 9 of the Articles of Association. To vote during the meeting the shareholder must bring a smartphone or tablet to administrate voting. Shareholders will upon arrival receive further practical guiding.

With reference to Section 5-2 in the Norwegian Public Limited Liability Companies Act, only those who are shareholders in the company five business days prior to the general meeting, i.e. on 6 May 2024 (Record Date), are entitled to attend and vote at the general meeting. A shareholder who wishes to attend and vote at the general meeting must be registered in the VPS register at the Record Date or, alternatively, report and show evidence of its share acquisition as per the Record Date. Therefore, if shares are purchased after 6 May 2024, it will not be allowed to attend and vote for such shares at the annual general meeting 14 May 2024.

If shares are held through a nominee in the VPS register, including American Depositary Shares (ADS) held through ADR depositary, this notice will be sent to the nominee who shall pass the notice on to shareholders for which they hold shares, cf. Sections 4-10 and 1-8 of the Norwegian Public Limited Liability Companies Act, as well as regulation on intermediaries covered by the Central Securities Act Section 4-5 and related implementing regulations. Shareholders must communicate with their nominees, who are responsible for conveying votes, proxies or enrollment. If the shareholder wishes to participate at the general meeting, the nominee must notify the company within two business days prior to the date of the general meeting, i.e. 10 May 2024 12:00 CEST, cf. Section 5-3 of the Norwegian Public Limited Liability Companies Act. It is not a requirement to re-register shares in a separate VPS account in the shareholder's own name in order to attend and vote at the general meeting.

Shareholders wishing to attend the annual general meeting, either in person or by proxy, should register by 10 May 2024 at 12:00 CEST. Registration may be sent electronically via www.equinor.com/agm or through VPS Investor Services. The registration form may also be sent by e-mail to genf@dnb.no or by post to DNB Bank ASA, Verdipapirservice, P.O. Box 1600 Sentrum, 0021 Oslo. The registration form has been distributed to the shareholders as an appendix to the notice. Valid ID (passport, ID-license or driver license) must be presented when attending in person.

Please note that there will only be served light refreshments at the annual general meeting.

Digital participation will be possible via Lumi AGM on https://dnb.lumiagm.com/147243621. Meeting-ID for Equinor ASA will be: 147-243-621. By digital participation via Lumi AGM shareholders may cast votes on each agenda item, submit questions from smartphone, tablet or pc as well as follow the live webcast which includes simultaneous translation into English. No pre-registration is needed for digital attendance, but shareholders must be logged on before the meeting starts. We therefore encourage shareholders to log on in due time. It will be possible to log on one hour before the annual general meeting starts. Secure identification of shareholders is done by using pin-code and reference number on the attached form or as found on the shareholders account in VPS Investor Services.

More information and guidance regarding digital participation and voting via Lumi AGM is available on www.equinor.com/agm.

Shareholders may also follow the annual general meeting via webcast at www.equinor.com/agm, without logging on. The webcast will simultaneously be translated into English.

Shareholders may vote in advance on each agenda item via www.equinor.com/agm or via VPS Investor Services (pin-code and reference number from the attached form or on the shareholders account in VPS Investor Services is required). Advance voting must be submitted by 13 May 2024 at 12:00 CEST.

Shareholders wishing to vote at the annual general meeting by proxy should send their proxy form by e-mail to genf@dnb.no or to DNB Bank ASA, Registrar's Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway by 13 May 2024 at 12:00 CEST. Proxies issued without voting instructions may also be submitted electronically via the company's website www.equinor.com/agm or through VPS Investor Services. The proxy may also submit a written signed and dated proxy at the general meeting. A proxy form, with instructions for use, is attached to this notice. The proxy form must be dated and signed to be valid.

Shareholders that have voted in advance or given a proxy, with or without voting instructions, and who wish to attend digitally via Lumi AGM or in person, will not receive cases for voting, but still have the right to speak or submit questions via Lumi AGM.

Equinor ASA is a Norwegian public limited liability company governed by Norwegian law, including the Norwegian Public Limited Liability Companies Act and the Norwegian Securities Trading Act. As of the date of this notice, the company has issued 3,003,104,605 shares, each of which represents one vote. The shares also confer equal rights in all other respects. As of 14 April, the company has 76,167,892 own shares which will not be voted for, of which 6,761,178 shares have been purchased as part of the share savings plan.

A shareholder has the right to have items included on the agenda of the general meeting, provided that each such item is forwarded in writing to the board of directors, together with a draft resolution or a justification as to why the item should be included on the agenda, 28 days prior to the general meeting at the latest. A shareholder may bring advisors to the general meeting and let one advisor speak on the shareholders' behalf. Advisor should also be registered to the annual general meeting in advance.

A shareholder has the right to table draft resolutions for items included in the agenda and to require that members of the board of directors, hereunder the chair of the board of directors, and the CEO in the general meeting provide available information about matters which may affect the assessment of (i) the approval of the annual accounts and the annual report; (ii) items that are presented to the shareholders for decision; and (iii) the company's financial situation, including information about activities in other companies in which the company participates, and other matters to be discussed at the general meeting, unless the requested information cannot be disclosed without causing disproportionate harm to the company.

Notice of the annual general meeting and other case documents, including the Articles of Association, annual report and accounts, board of directors' remuneration report for leading personnel, Board statement on Corporate Governance report and auditor's report for 2023, are available on www.equinor.com/agm.

Shareholders can request written distribution of the material by contacting:
Equinor ASA, attn: Investor Relations, P.O. Box 3, 1330 Fornebu, Norway (email: irpost@equinor.com).

The following persons in Investor Relations can also be contacted directly:
Erik Gonder, telephone: +47 99562611, email: ergon@equinor.com
Anne Sofie Dahle, telephone: +47 90887554, email: asda@equinor.com

15 April 2024
The board of directors of Equinor ASA

Equinor encourages all shareholders to register for electronic reception of the notice of the general meeting.

This can be done through VPS Investor Services, either through your internet bank or www.vps.no. You may find a practical guide for how to change to electronic reception on www.equinor.com/agm.

Electronic reception will reduce the environmental effects as well as the company's costs, and it will be a simplification for the shareholders.

Annual General Meeting Equinor ASA

Proposals from shareholders and response from the board of directors

SHAREHOLDERS PROPOSALS | ITEMS 8-15

Item 8 for Equinor's annual general meeting 14 May 2024
Proposal from shareholder that Equinor shall eliminate management bonuses, pensions and severance pay for former executives, use clothing containing hemp, ban the use of fiberglass rotor blades in new wind farms, commit to buying into existing hydropower projects, conduct research on other energy sources, stop the electrification of the Norwegian continental shelf, and consider installing rotatable Tesla turbines

Shareholder Roald Skjoldheim has proposed the following resolution:

"1. Equinor shall eliminate bonuses for management completely.
2. Equinor shall not pay pensions or severance pay to former executives.
3. Equinor shall only use clothing containing hemp.
4. Equinor shall ban the use of fiberglass rotor blades in all new wind farms. And do not replace old fiberglass rotor blades with new ones.
5. Equinor shall make a greater commitment to buying into existing hydropower projects, aiming to upgrade the plants nationwide.
6. Equinor shall conduct research on other energy sources, such as thorium.
7. Equinor shall stop the electrification of the Norwegian continental shelf.
8. Equinor shall consider installing rotatable Tesla turbines that rotate according to the wind to generate electricity."

The shareholder's supporting statement
Most of us would probably agree that executive pay and executive bonuses have spiralled out of control. In state-owned companies, this should not have occurred at all.

1: Eliminate bonuses completely.
There is no reason to pay a bonus to a manager, or a management team. They are not the ones getting the job done. It is the boys and girls on the floor that make money for a company. This also has to do with the personal safety of leaders. So far, Norway have been blessed with very few cases of rich individuals being kidnapped for their money, but ref. the Reidar Osen case.

2: Pension and severance pay
Cf. item 1. The profits go to the shareholders. Always. I see no reason to pay any severance pay. Nor that the company should pay for the pensions of former executives.

3: Clothing
Everyone talks about "making sustainable choices for the future". But very few people know what that means. Equinor should only use clothing containing hemp. 70% hemp clothing. This applies to absolutely all employees, whether they work on rigs or in offices.

The benefits of hemp:
1: About 70% less consumption of water during production
2: It is easier to recycle clothes made from hemp. They need to be collected, cut up, and added to the production of new hemp clothing
3: Hemp will not stick to the skin like polyester does if you are unlucky and get too close to a fire
4: The longevity of clothing will increase

The disadvantage of clothing made from hemp:
1: They are more expensive than clothes that are made from linen, cotton, and polyester. (But once they have outperformed those clothes, the price will decline, due to production upscaling)

Concern for the future of the wind power industry

I see an ever-growing demand for energy. Recently, we passed 8 billion people on this planet. And most of us need electricity or energy. We use electrical energy to heat our homes, we use electrical energy when we cook our food, the refrigerator needs electricity to keep food cool, etc.

Basically, wind power is a good and smart solution. Until the wind farm reaches its design life and things need to be replaced. And recycled. This is where things start to get tricky. All metal is treated separately, the oil is treated separately, and the rotor blades... well the rotor blades... They are garbage. There is currently no effective way of disposing of them. Some attempts have been made. In some places, the rotor blades are used for other things. They are often reused in playgrounds for children, they can be shaped as parking shelters for bicycles, they can end up as "art". In some places, the rotor blades are ground up to a powder, which is subsequently mixed with concrete. In these places, this has almost come to a halt. Either because the quality of the concrete turned out to be so poor that the concrete could not be used, or it was stopped because the amount of powder by far exceeded what could be mixed into the concrete. In any case, another "ingenious" solution has now been found. Simply to bury the waste. Let future generations solve our problems. Meanwhile, Mother Nature decomposes the rotor blades. And it is not difficult to imagine particles from the rotor blades finding their way into water and soil. The medical profession in the future is going to be extremely busy because of the mistakes we make today.

4: Ban the use of fibre glass rotor blades in all new wind farms. And do not replace old fibre glass rotor blades with new ones. There must be other materials that are better to use than fibre glass. Glass, which is 100% infinitely recyclable. Hemp, which can be produced without a too big ecological footprint. There are probably better alternatives than this as well. In the worst case, Norway will be the first nation in the world banning wind power production until the companies operating the wind farms manage to come up with a recyclable solution. Burying waste, as they do in the US and Denmark, is not a sustainable solution.

5: Since Norway is blessed with high mountains and deep valleys, hydropower is something we have used a lot of in this country. Equinor must make a greater commitment to buying into existing hydropower plants, aiming to upgrade the plants nationwide. If hydropower plants had produced power using newer technology, we as a society would have got more electricity. We could almost have stopped looking for other sources of energy. Today, hydropower plants are effectively prevented by the country's authorities from supplying us with clean hydropower due to fees and taxes. Equinor should therefore invest some of its profits in bringing the hydropower plants up to today's standard, enabling them to produce clean power at 100% capacity.

6: Research on other energy sources

Equinor should conduct research on other energy sources, such as thorium. The Americans have done most of the research work here. In the long term, two thorium reactors should be built, each underneath a nuclear reactor. This is because you can burn plutonium (the waste from the nuclear reactor) in a thorium reactor. This would be a very lucrative industry to enter, as all of the nuclear countries on the planet do not have a very good plan for disposing of their nuclear waste. Currently, it is either stored or used in the arms industry.

7: Stop the electrification of the Norwegian continental shelf. This must arguably be one of the least intelligent moves that have been made. Does it matter to the planet whether the gas is burned in the North Sea or in Germany? Measures like this only add to the electricity bills for Norwegian citizens, and reduce Equinor's earnings. Both in the long and short term.

8: The world's smartest man, Nikola Tesla, made over 200 different inventions. Out of all these, he singled out the Tesla turbine as his favourite. Instead of using fibre glass rotor blades in the wind turbines, it might have been an idea to install rotatable Tesla turbines that rotate according to the wind to generate electricity. It is better to have tried out such solutions than trying to reinvent the wheel.

Item 9 for Equinor's annual general meeting 14 May 2024
Proposal from shareholder that Equinor gradually divest from all international operations

Shareholder Ivar Sætre has proposed the following resolution:
"The general meeting asks the company's administration to gradually divest from all international operations, first within renewable energy, then within petroleum production."

<u>The shareholder's supporting statement</u>
In any commercial company, it should be a prerequisite that the company's owners are aware of the company's strategy, and well acquainted with the risks associated with the business.

Equinor (Statoil) was established to build, control and contribute to ensuring that the petroleum activities on the Norwegian continental shelf were carried out for the benefit of Norwegian interests. This has been a success.
Since the beginning of the 1990s, activities have gradually increased outside Norway's borders, first with participation in international petroleum activities, and in recent years participation in the development and production of so-called renewable energy.

International operations have not been without significant losses, and are associated with considerable risk.
Approximately 70 per cent of Equinor is owned by the Norwegian state, and ownership is managed by the Ministry of Trade, Industries and Fisheries on behalf of the Norwegian Parliament. Few persons, or none, in these bodies have in-depth knowledge of the business Equinor operates. Assessments of risk are mainly carried out by persons with little or no ownership interest in the company.

Item 10 for Equinor's annual general meeting 14 May 2024
Proposal from shareholders that the board of directors in Equinor resign and make room for a new board of directors with better sustainability expertise and higher ambitions

Shareholders Gro Nylander and Guttorm Grundt have proposed the following resolution:
"1. The annual general meeting refers to the board's failure to address Equinor's shared responsibility for meeting the Paris Agreement's climate goals and the UN's call to terminate all oil and gas exploration. We expect that the BoD accept the consequences of this.
2. The board is encouraged to resign and make room for a new board of directors with better sustainability expertise and higher ambitions for Equinor to contribute more actively to Norway and the UN achieving their climate goals for the benefit of future generations."

The shareholders' supporting statement
We would like to remind you that when Statoil changed its name to Equinor in 2018, the company's mission was changed to "Turning natural resources into energy for people and progress for society". While the name Equinor gave positive associations to equilibrium, i.e. a balance between fossil and renewable energy, after six years Equinor has continued as a traditional oil and gas company where over 99.5% of energy production still comes from fossil energy sources, and less than 0.5% from renewable sources. Investments in new fossil fuels are still many times higher than in renewable sources, and the company's emissions from combustion increased by 7 million tonnes last year. The strong focus on fossil energy sources, with its negative consequences for the climate, neither drives energy balance, nor progress for society".

We note that Equinor keeps exploring for more oil and gas, including subsequent test drilling, although new discoveries will contribute to increasing greenhouse gas emissions on a scale that is neither compatible with the Paris Agreement's climate goals, nor the UN's call on member states to terminate all exploration and the start-up of new fossil energy projects. We also note with disappointment that the board will also extend the phase of stable oil production by five years from 2030 to 2035.

Equinor's board does not appear to have sufficient expertise to ensure the necessary transition of the business in a sustainable direction. The company also appears to lack real commitment to reducing the company's greenhouse gas emitting production sufficiently. We fear that Equinor is heading towards climate ethical insolvency, with a negative impact on the company's reputation and value, both in the market and for future generations.

We ask for the AGM's support for our proposal that the board should accept the consequences of poor results in reducing the company's greenhouse gas generating operations and increasing the share of renewable energy. We urge the BoD to resign from its positions and make room for a new BoD with better sustainability expertise and higher ambitions to contribute to sharper cuts in greenhouse gas emissions, and contribute to the sustainable development of the company and the future of humanity on the planet.

Gro Nylander   Guttorm Grundt
Members of the Grandparents' Climate Action.

Item 11 for Equinor's annual general meeting 14 May 2024
Proposal from shareholder that Equinor's management acquaints themselves with the suffering and death caused by global warming, and let this influence their future strategy, and strengthen and implement its Energy Transition Plan

Shareholder Gro Nylander has proposed the following resolution:

"1. Equinor's management must acquaint themselves with the suffering and death already caused by global warming, and let this influence their future strategy.

2. Equinor must strengthen and implement its Energy Transition Plan, aligning it with advice e.g. from the Paris Agreement, the UN, the IEA, WHO, the government's Climate Plan for 2021–2030, the World Medical Association, and various climate summits."

The shareholder's supporting statement

The climate crisis is a health crisis

Physicians have an ethical obligation to raise the alarm about major health hazards. According to the world's foremost medical journal, *The Lancet,* and an overwhelming majority of the world's climate scientists, global warming is the single biggest global health threat facing the world. It will undermine the global health progress achieved over the past decades. Physicians have a duty to inform about, warn of, and contribute to the prevention of known threats to life and health. Especially in situations *where treatment becomes impossible* if prevention fails. If another deadly COVID-like virus again emerged and threatened to spread around the world, a united medical expertise - and justice system - would be mobilized to *stop anyone who knowingly* contributed to its spread. We are now in such a situation. Without effective preventive measures against climate change, the consequences for life and health will be more serious than anything else that has affected humanity for thousands of years. *The Norwegian Institute of Public Health* writes that extreme weather leads to an increased incidence of, among other things, pulmonary disease, cardiovascular disease, and infections.

The future

Climate change is already being felt in Norway, for example in the form of floods, landslides, and droughts. New heat records were set many places in 2023, including in Oslo, recording 31.8 °C on 15 June. In Europe, about 70,000 people died due to heatwaves in 2022. In Italy alone 18,000 died, and in Germany over 3,000. In Spain, there was a 20.5 percent excess mortality. Between 2030 and 2050, climate change is expected to cause approx. 250,000 excess deaths per year from undernutrition, malaria, diarrhoea, and heat stress alone. Worst in distant, poor countries. As a rich country with large global greenhouse gas emissions, Norway should be at the forefront of the fight against climate change. Instead, Equinor, with the state as the principal shareholder, continues to contribute to Norway's largest emissions.

Norway as a liable slow mover on climate change

Equinor incurs a major liability that may trigger a claim for compensation. Norway has only cut 4.6 percent of its emissions since 1990. However, in *the Climate Change Act* the Norwegian parliament has laid down a goal of cutting greenhouse gas emissions by 55 percent by 2030. *Denmark, Germany, the UK, Sweden, and Finland* have cut their emissions by between 35 and 49 percent since 1990. EU emissions were reduced by 15.5 percent in 2023 in a single year. Most rich countries are now cutting their emissions. *Europe* is stepping up its renewable energy production. The demand for fossil energy will decrease. Worrying about the company's dividends? The same applies to the increasing risk of lawsuits and compensation claims against Equinor. The Norwegian *Supreme Court* has ruled that the state must consider global consequences for the climate *before* approving new oil projects. Because this was not done, *the Oslo District Court* recently ordered the state to pay NOK 3,260,000 in compensation and legal costs to the suing environmental and climate organizations. A number of climate actions are currently in progress in courts. They are increasingly successful. *The European Court of Human Rights ruled* in April 2024 that the Swiss government has violated the right to privacy and family life by failing to take adequate action to tackle climate change. The ECHR also has an ongoing consultation on climate, supported by many institutions, including Norwegian ones. Another example is *the Urgenda case* in the Netherlands, where the court ordered the state to take active action against global climate damage.

Equinor should be in a good position for such preventive action, financially, and based on knowledge and experience. The need for rapid progress in renewable energy should now be obvious. Several US tobacco companies were ordered to pay billions of dollars in damages to claimants because they continued to operate *after they became aware of the health risks that tobacco posed.*

Equinor is on the right track

Low production emissions represent a step forward, but only account for a *small fraction* of the greenhouse gas emissions that the company's fossil energy production causes *outside Norway*. Good green projects and plans are being postponed, while other countries implement their… As shareholders, we are disappointed that Equinor repeatedly is unsuccessful in auctions for renewable energy licences. Most recently in the North Sea when foreign auction participants again won. Equinor's solid financial position means that we can tolerate submitting winning bids.

Good climate measures = good health measures and good economics

According to WHO, *the World Health Organization,* the economic health benefits of reducing global warming will far outweigh the costs of reaching the Paris Agreement targets. Unfortunately, however, Equinor's principal shareholder, the state, votes without exception as instructed by the board. I would like to remind the state representative—who has previously voted down dozens of shareholder proposals that dealt with climate - that *the state, it is the people*. This year, the state should be able to support the physicians' proposals, which are in line with the government's own goals. High profits recently are more a result of Europe's energy crisis due to Russia's aggressive war than of good leadership. An increasing number of shareholders today believe that the board should be strengthened with renewable energy expertise. If this does not quickly yield results, the question is whether the board should accept the consequences of its climate-damaging policies and resign? Climate change concerns today tops Norwegians' issue rankings. This concern is shared by many Equinor shareholders and employees. The company will not be able to defend itself by maintaining it did not know. Without a rapid change of direction, the verdict of history on Equinor may be devastating.

Sincerely,
Gro Nylander
Gro Nylander, Equinor shareholder, medical doctor
Specialist in Obstetrics, Gynaecology, Medical Genetics
Member of the Norwegian Physicians' Climate Action
Member of the Norwegian Grandparents' Climate Campaign
Member of Concerned Scientists Norway
Non-fiction author
Commander of the Royal Norwegian Order of St. Olav

Item 12 for Equinor's annual general meeting 14 May 2024
Proposal from shareholder that Equinor must make arrangements to become a leading renewable energy producer, halt plans for electrification of Melkøya, ask the government to stop announcing new exploration acreage, exit all unprofitable and highly polluting overseas projects, and present a phase-down plan for its oil and gas production

Shareholder Bente Marie Bakke has proposed the following resolution:

"1. Equinor must make arrangements to become a leading renewable energy producer, which was the purpose of the name change from Statoil to Equinor.

2. Equinor must halt plans for electrification of Melkøya and offshore installations. Equinor should instead focus on producing electricity by drilling for and converting high-temperature geothermal energy to electricity. CO2 capture and storage should also be utilised.

3. The Equinor board should ask the government, as the majority owner with 67% of the Equinor shares, to stop announcing new oil and gas exploration acreage and not open new areas in the Barents Sea.

4. Equinor must exit all unprofitable and highly polluting overseas projects.

5. Equinor must present a phase-down plan for its oil and gas production, enabling Norway to fulfil its commitments to the Paris Agreement, and Norway to become net-zero by 2050"

The shareholder's supporting statement

Even as a member of parliament for the Conservative Party in the 1980s and as the environmental policy spokesperson for the party, I was worried about the living conditions of future generations due to the ever-increasing and polluting emissions to soil, air, and water. I unsuccessfully tried to influence the party to become the leading party for preserving nature and stopping environmentally polluting emissions.

In 2002 I left the Conservative Party and became the leader, and in 2015 also a member of the executive committee, of the Green Party of Norway in Vestby. Unfortunately, the party did not, neither locally, nor centrally, gain support for its good climate and environmental policy proposals.

Since 2010, I have several times as a shareholder been to Statoil's and Equinor's annual general meetings with proposals to stop exploring for more oil and gas and instead become a leading producer of renewable energy. After all these years, I have realised that it is not Equinor that is responsible for Norwegian oil policy. This is the government's responsibility. Unfortunately, rather than complying with the calls of UN Secretary-General António Guterres to halt all exploration for more oil and gas, the government continues to announce new exploration areas, many of them in the vulnerable Barents Sea, where there is also an alarming lack of oil spill preparedness.

In 2023, the government announced 46 new exploration areas and put out another 92 areas for consultation. They are all located far from existing infrastructure. If discoveries are made, the development will be expensive, and possible revenues will not be recorded until in the 2040s. So how can Norway become net-zero by 2050? Nor does the government listen to the Intergovernmental Panel on Climate Change or the International Energy Agency (IEA). They say there is no room for *any* new oil and gas fields if we are to avoid the worst consequences of the climate crisis.

In 2024, the government has announced 62 new exploration areas in the Barents Sea for application, and awarded 47 new exploration licences for oil and gas. Against this backdrop, it is possible to understand that Equinor as a Norwegian company wants to be an operator in Norwegian areas. Investments in new, renewable energy are impeded by government policies. The oil tax package of more than NOK 100 billion, adopted by Parliament during the pandemics, accelerated exploration activities.

Geothermal energy is among the largest possible energy sources available. With its deep expertise in drilling technology, Equinor has the potential to become a leading producer of new, renewable energy by converting high-temperature geothermal energy into electricity. This could provide a rapid increase from the current 0.5% renewable share in Equinor's energy production.

Let us hope that the government represented by prime minister Jonas Gahr Støre, finance minister Trygve Slagsvold Vedum, energy minister Terje Aasland, minister of climate and the environment Andreas Bjelland Eriksen, and minister of trade and industry Jan Christian Vestre now speed up the work to ensure that Norway achieves its climate goals.

As a grandmother of four grandchildren, I believe that both Equinor and the government must take the increasingly extensive and devastating climate and natural disasters that are happening all over the world seriously. The possibilities of preserving our vitalizing nature and a liveable climate must not be sabotaged by the search for increased profits.

The board and management of Equinor must also acknowledge that it is not only the future of my grandchildren and the world's children that is being destroyed by the production of more oil and gas, but also the future of their own descendants.

Bente Marie Bakke (sign.)
National board member of Grandparents' Climate Action (BKA)
Local group leader of Grandparents' Climate Action, Indre Østfold
Former group leader, the Green Party of Norway, Vestby (2015-2019)
Former member of parliament for the Conservative Party (1981-1989)

Item 13 for Equinor's annual general meeting 14 May 2024
Proposal from shareholder that Equinor shall work towards dismantling the Corporate Assembly, strengthen the Board, change the Articles of Association regarding the nomination committee, and that the renewable energy business become an autonomous entity

Shareholder Even Bakke has proposed the following resolution:

"1. *Corporate Assembly: Echoing Hydro's 2022 initiative, I propose that Equinor shall work towards dismantling the Corporate Assembly to democratize board elections by changing Par. 7 in the Articles of Association. This will directly involve shareholders in the selection of board members and governance decisions during the Annual General Meeting (AGM).*

2. *Board Composition: I suggest strengthening the Board where at least three members have significant international energy sector and change management experience. Further, increase the board member compensation significantly to attract distinguished leaders capable of steering Equinor through the rapidly changing energy landscape.*

3. *Nomination Committee: I propose that the Articles of Association shall require that the nomination committee shall have at least two members with significant international experience.*

4. *Renewable Energy Division Independence: I propose that the renewable energy business become an autonomous entity, underscoring the commitment to leading the energy transition and facilitating focused growth and innovation in this critical area.*"

<u>The shareholder's supporting statement</u>
The following proposals aim to improve Equinor's focus on sounder corporate governance practices and environmental sustainability while aligning with global energy transition trends. It advocates for pivotal reforms that will position Equinor within the renewable energy sector, ensuring long-term shareholder value and environmental stewardship that will support current and future generations in their work to reduce the consequences of climate change.

State Ownership Adjustment
I recommend that the government propose and Stortinget approve a strategic reduction of the Norwegian state's ownership in Equinor to below 50%. This to balance governance and foster active engagement from a broader shareholder base. The Ministry of Trade and Industry (earlier the Energy Ministry), representing the Norwegian state's 67% ownership in Equinor as well as the leadership team, including corporate management and the Board of Directors, have shown complete disregard and dismissiveness toward proposals from Norwegian shareholders. The Ministry of Trade and Industry's very passive approach to managing the company and the coupled with the corporate framework, grants senior management and the Board overwhelming authority, severely limiting shareholder influence and any form of checks and balances. As a result, the AGM plays a marginal role, lacking the ability to elect or question the board members.

Equinor ignore constructive shareholder proposals from Norwegian shareholders
For numerous years, Norwegian shareholders have presented proposals at the AGM regarding Equinor's global oil and gas exploration and production, corruption, environmental safeguards, and transitioning towards renewable energy. Despite their potential benefits, these proposals have been routinely rejected by the Ministry of Trade and Industry and earlier by the Ministry of Energy delegates. Decisions to dismiss these proposals preceded the AGMs, following discussions among Equinor's Board and its corporate executive committee, with the Ministry endorsing the Board's stance uncritically and therefore not accepting any of these proposals. Looking back, it's evident that adopting these shareholder proposals could have significantly reduced financial and reputational losses for both Equinor and Norway. Such cases were presented in my 2023 proposals to the AGM.

Furthermore, these losses resulted in no consequences for the top executives or the Board of Directors. In fact, despite widespread support from the Norwegian public and many legislative representatives, only one proposal out of 50 presented by Norwegian shareholders from 2006 to 2023 has been accepted. Furthermore, during this period, the Ministries did not present a single proposal and displayed a complete lack of initiative and passive ownership.

Numerous proposals criticized Equinor's overseas operations, which have encountered substantial financial losses, corruption scandals, or robust opposition to operations in countries like Canada, Australia, Argentina, Brazil, and the UK. Notably, Equinor faces high corruption risks in nearly half of the 30 countries it operates in, contradicting its zero-tolerance stance towards corruption. Despite this, senior management continues to extend its international footprint without adequate due diligence (e.g., the legal case involving dismissal of legal director Hans Henrik Klouman).

Proposals urging Equinor to concentrate on its profitable Norwegian operations and halt foreign exploration and activities were also systematically rejected, ignoring warnings from the UN and the International Energy Agency against new oil and gas explorations and production.

At the 2020 AGM, I suggested Equinor spin off its renewable energy business into a separate entity, mirroring Ørsted's successful transition from DONG in Denmark, which was declined. It appears that the management fails to acknowledge the stark contrasts between renewable and fossil energy businesses and projects in terms of profitability, contract management, and project execution. Despite claims of prioritizing renewable energy development, Equinor's energy output remains overwhelmingly reliant on fossil fuels (99.5% oil and gas, 0.5% renewable). The fact that Equinor has not spun out the renewable energy business has impacted its share price negatively. For instance, Equinor's stock price plunged from an all-time high of NOK 377.80 on October 19, 2023, to NOK 271.33 by March 6, 2024, marking a 28% decrease. The reduction was probably the anticipation that Equinor could win the "Sørlige Nordsjø II" offshore wind park project with expected low margins. This did not happen, and the share price increased again.

What are the reasons for the current situation
Equinor's governance structure is uniquely shaped by its majority shareholder, the Norwegian state, holding 67% of the shares through the Ministry of Trade and Industry, which adopts a notably hands-off approach to its ownership. In Norway, state-owned enterprises are expected to be managed mostly independently of current government, with the Board overseeing the group management. This autonomy places significant responsibility on the Board and demands high levels of competence from its members.

Unlike common practices in international corporations where shareholders directly determine Board composition via the AGM, Norwegian law stipulates that companies with over 200 employees have their board members elected by a Corporate Assembly. In Equinor's case, this assembly includes 12 external individuals and 6 members elected amongst the employees. The Board selects the Nomination Committee, which is composed of Norwegians with limited international experience, despite Equinor's global operations spanning 30 countries. Such a setup heightens the risk of internal conflicts of interest and perpetuates an insular "old boy's/girl's network."

Investigations into this specific Norwegian law suggest that Corporate Assemblies play a minimal role in influencing company management. With the option for dissolution with employee agreement, only a small fraction (17 out of 850) of eligible companies maintain a Corporate Assembly, evidenced by its absence in entities partly own by the Norwegian state like DNB, Kongsberg Gruppen, Aker Solutions, and Yara. Hydro notably disbanded its assembly in 2022, shifting to direct Board elections at the AGM.

Despite owning about 25% of Equinor, major international shareholders such as BlackRock, Vanguard, Schroder, and RBC, who typically engage proactively at AGMs on Board of Directors' elections, are unable to hold directors accountable, thereby undermining good governance. This lack of involvement by these investors diminishes the checks and balances required for an international corporation and consolidate control within corporate management.

Recommended Actions

The existing framework, characterized by the Corporate Assembly's dominance, creates a disparity in stakeholder influence that is misaligned with the principles of sound governance for an international corporation.

The necessary steps include:

- Dissolving the Corporate Assembly, as Hydro's did in 2022, transferring board composition decisions to the AGM. This shift will empower shareholders to directly query the board's competence, fairness, and track record.
- Revitalizing the Nomination Committee by including shareholders with substantial international industry insight, appointed by the board of directors.
- Enhancing board members' remuneration to attract internationally and domestically seasoned professionals in the energy sector, including experience in change processes.
- Advocating for the Norwegian state to reduce its shareholding below 50%, fostering a governance model that is more equitable and conducive to strategic agility and stakeholder engagement.

These steps are aimed at recalibrating Equinor's governance structure to ensure it is robust, transparent, and adaptive, embodying the best practices necessary for a leading global energy company and support the future generations in their work to save our planet from a climate catastrophe.

Originally from Norway, I've spent my 50-year career in the USA and Switzerland. As an engaged Equinor shareholder since 2018, my goal is to steer the company towards sustainable practices. I believe Equinor needs to evolve into a conventional limited liability company, embracing sustainable governance and equitable power distribution among shareholders, directors, management, and employees. Further to support current and future generations in their work to reduce the consequences of climate change.

Even Bakke, Ph.D. in Chemical Engineering from the University of Colorado at Boulder:
President of ABB's global environmental operations out of USA and Switzerland.
Managing Director of cleantech venture fund with investments in the USA and Europe, out of Copenhagen, Denmark.
Consultant for a European renewable energy investment fund, out of Zurich, Switzerland.
Active participant in Grandparents' Climate Action.

Item 14 for Equinor's annual general meeting 14 May 2024
Proposal from shareholders that Equinor shall nominate candidates for future board appointments with good competency on the energy transition and sustainability

Shareholders Greenpeace and WWF have proposed the following resolution:
"The nomination committee in Equinor ASA shall nominate candidates for future board appointments that ensures a board composition where at least 50 percent of the members of the board have good competency on the energy transition and sustainability."

The shareholders' supporting statement
In the state budget for 2024, the Ministry of Trade, Industry and Fisheries (NFD) announced that this year they would prioritize, under the main initiative 2.10 - Active state ownership, to "work to ensure that the companies have competent and well-functioning boards", including:

"*The board is responsible for the management of the company. One of the state's most important tasks as an owner is to contribute to the composition of competent and well-functioning boards. Relevant expertise is the main consideration in the state's work on board composition. The board of each company should have relevant competency that enables it to assess risks and opportunities related to economic, social and environmental conditions, and thus contribute to goal achievement. Given this competency, the state shall emphasize capacity and diversity*" (Prop. 1 S (2023-2024)).

Equinor's own energy transition plan calls for an increase in renewable investments in the coming decade. Having a board composition with strong competency in energy transition, environment and sustainability is key if Equinor is to succeed in transitioning from being an oil and gas company to becoming a broad energy company. Both to ensure that the investments made in renewable energy benefit the company and shareholders in the long term, but also to ensure that sufficient consideration is given to the climate risk, including the financial risk, that Equinor's continued exposure to oil and gas entails.

A review of the current Equinor board from open sources shows that the board's experience is dominated by oil and gas, particularly exploration and product/project engineering. Other industry expertise and experience among the current board members includes industrial manufacturing, military, mining, maritime and shipping, finance and other energy. Also in Equinor's Safety, Sustainability and Ethics Committee, oil and gas industry experience is dominant among the committee members.

Equinor has adopted ambitions for energy transition and sustainability, but the company has not identified how the current board composition benefits this work. Equinor has not documented its board members' competence in energy transition and sustainability in its own documents.

Several shareholders have also pointed out that the current energy transition plan is not satisfactory. Prior to last year's annual general meeting, 18 Norwegian and international investors sent an open letter to Prime Minister Jonas Gahr Støre criticizing Equinor's energy transition plan. They pointed out that the company's plans are not in line with what science has proven necessary to achieve the 1.5 degree target.

In an addendum to a shareholder proposal (Item 9 to Equinor ASA's AGM on 10th May 2023), which asked Equinor to cut its emissions in line with the 1.5 degree target, the NFD noted that they expect Equinor's board to follow up on the expectations in the ownership white paper that the companies should implement targets and measures in line with the Paris Agreement for both indirect and direct emissions.

The undersigned shareholders believe that the composition of the current Equinor board does not take into consideration the NFD's requirements for relevant competence or reflect the planned transition of Equinor in line with the 1.5 degree target. This is the background for our proposal where we ask for changes in the board composition to ensure that at least 50 percent of the board members have good competency on the energy transition and sustainability, in line with the company's goal of increasing renewables to 50 percent by 2030.

Greenpeace Norden
On behalf of shareholder Greenpeace
Frode Pleym

WWF Verdens naturfond
On behalf of shareholder WWF Verdens naturfond
Karoline Andaur

Item 15 for Equinor's annual general meeting 14 May 2024
Proposal from shareholders that Equinor update its strategy and capital expenditure plan according to the commitment to the goals of the Paris Agreement

Shareholders Sarasin & Partners LLP, Kapitalforeningen Sampension Invest, West Yorkshire Pension Fund and Achmea Investment Management have proposed the following resolution:
"In keeping with Equinor ASA´s commitment to support the goals of the Paris Agreement, and considering the Norwegian Government´s explicit expectations for the company to align actively with the Paris Agreement as per its statement at Equinor's 2023 AGM, the general meeting asks the Board to update its strategy and capital expenditure plan accordingly. The updated plan should specify how any plans for new oil and gas reserve development are consistent with the Paris Agreement goals."

The shareholders´ supporting statement
As long-term investors, we are committed to supporting alignment with the Paris Agreement goals as a foundation for delivering sustained economic growth and investment returns. We would welcome the Board and other shareholders´ support for this resolution.

This Supporting Statement is split into two sections:
1. Risks to investor capital from Equinor´s current strategy and capital expenditure plans; and
2. Evidence that Equinor´s strategy is not consistent with the Paris Agreement goals.

See supplementary supporting statement from the shareholders on www.equinor.com/agm.

THE BOARD OF DIRECTORS' RESPONSES TO SHAREHOLDER PROPOSALS | ITEMS 8-15

The board of directors' response to shareholder's proposal from Roald Skjoldheim item 8 to Equinor ASA's annual general meeting 14 May 2024

In Items 1 and 2, the proposer refers to executive compensation and executive bonuses, pensions and termination payments, and offers the opinion that this should be eliminated entirely from state-owned companies. Competitive wage conditions are a necessity for Equinor. Bonuses are in accordance with market practice. The company's wage and compensation arrangements for the Corporate Executive Committee, including bonus schemes, pensions, and other terms, are stipulated in guidelines adopted by the annual general meeting. Equinor's guidelines for executive pay have been drawn up in accordance with the state's guidelines for executive pay in companies in which the state has ownership interests.

Furthermore, the proposer refers to society's need for more energy. Equinor aims to help meet both current energy needs and the need for an energy transition, including the transition to energy sources with lower climate and environmental footprints. Even renewable energy sources have consequences for the environment. Equinor works every single day to reduce negative environmental impacts, among other things by adhering to recognised environmental management practices. This includes applying the precautionary principle, best available techniques, as well as a prioritisation according to a mitigation hierarchy in which the goal is to avoid negative consequences.

Circular economy factors are becoming increasingly important in assessments of existing and new projects. This e.g. includes recycling wind turbine blades and other materials following disassembly and removal of offshore wind installations. Equinor also uses its competitive advantages to create value within new forms of energy. Examples of relevant technologies within our current portfolio include battery technology, renewable solar and wind power, as well as fusion energy. Our current portfolio does not include hydropower.

The proposer wants Equinor to utilise clothing made of hemp for all employees. Safety is Equinor's number one priority. As regards the choice of protective equipment and clothing, the company will use equipment and clothing that is approved and suitable for our activity.

Based on the above, the board of directors recommends that the general meeting votes against the proposal.

The board of directors' response to shareholder's proposal from Ivar Sætre item 9 to Equinor ASA's annual general meeting 14 May 2024

According to the strategy, Equinor prioritises projects with the highest value and lowest emissions also for its international portfolio. Equinor has in recent years focused its international oil and gas portfolio and has exited several countries and the operated unconventionals in the US. The company is focusing more on offshore oil and gas operations which is a core competence. The current portfolio is more robust towards lower prices while capturing upside in periods with higher prices.

Both the board and the administration regularly evaluate the portfolio composition in relation to the company's overall strategy, the assets' economic development and other relevant aspects. This applies to the entire portfolio of the company.

Equinor's energy transition plan demonstrates a business model and strategy that are compatible with a transition to a sustainable economy and with the limiting of global warming to 1.5C, in line with the Paris Agreement. We have a resilient strategy that makes the company robust towards a 1.5C world. Equinor aims to continue to be an international supplier of reliable energy with lower emissions over time.

The board appreciates the interest in Equinor's activities and emphasises the importance of complying with the principles of good corporate governance, hereunder that the company's strategy is to be determined by the board of directors.

Based on the above, the board recommends that the general meeting vote against the proposal.

The board of directors' response to shareholders' proposal from Guttorm Grundt and Gro Nyland item 10 to Equinor ASA's annual general meeting 14 May 2024

Equinor's energy transition plan demonstrates a business model and strategy that are compatible with a transition to a sustainable economy and with the limiting of global warming to 1.5C, in line with the Paris Agreement. While progress on the ambitions on a year-on-year level showed varied results for 2023, they show that Equinor are driving the transition at a faster pace than society.

The board is of the opinion that the company has a resilient strategy that makes the company robust towards a 1.5C world.

Equinor's current board includes members with extensive experience in the energy sector and transition processes. The company's ambition to reduce emissions from own operations by 50% by 2030 compared to 2015 levels is aligned with a science-based approach. Equinor has made significant progress towards this ambition driving emissions down to 30 % lower than in 2015. Electrification is the single most important measure to reach this ambition. In addition to electrification, energy efficiency and consolidation are important measures. Together these measures will help both Equinor and Norway to reach their ambitions. Further, Equinor aim to allocate more than 50% of the annual gross capex to renewables and low carbon solutions by 2030. The net carbon intensity ambition describes how the company plans to deliver energy that has lower emissions over time (including emissions from the use of sold products – scope 3) by reducing 20% by 2030 and 40% by 2035, and eventually net-zero by 2050.

The board is acting in the best interests of the company and all its shareholders. Although we value all proposals from our shareholders, decisions must be made with a holistic assessment of the company's long-term strategy and stability.

The company's strategy is to be determined by the board of directors. The energy transition plan will be updated in 2025. And progress on the plan will be reported in our Annual Report on a yearly basis.

Based on the above, the board of directors recommends that the general meeting votes against the proposal.

The board of directors' response to shareholder's proposal from Gro Nylander item 11 to Equinor ASA's annual general meeting 14 May 2024

The company operates in accordance with laws, regulations and permits and addresses health and safety issues for all employees. We take a precautionary approach and work according to corporate requirements and risk-based local good practices to manage our environmental performance. Safe and responsible operations are essential for our license to operate and an enabler of long-term value creation.

We also work hard with reducing our emissions. Our ambition to reduce emissions from our own operations by 50% by 2030 compared to 2015 levels is aligned with a science-based approach. And we have made significant progress towards this ambition driving emissions down to 30 % lower than in 2015. Electrification is the single most important measure to reach this ambition. In addition to electrification, energy efficiency and consolidation are important measures. Together these measures will help both Equinor and Norway to reach their ambitions. However, meeting this ambition is dependent on all abatement projects being approved by our partners and authorities.

Further, Equinor aim to allocate more than 50% of our annual gross capex to renewables and low carbon solutions by 2030. Our net carbon intensity ambition describes how the company plans to deliver energy that has lower emissions over time (including emissions from the use of sold products – scope 3) by reducing 20% by 2030 and 40% by 2035, and eventually net-zero by 2050.

Equinor's energy transition plan demonstrates a business model and strategy that are compatible with a transition to a sustainable economy and with the limiting of global warming to 1.5C, in line with the Paris Agreement.

The board is acting in the best interests of the company and all its shareholders. Although we value all proposals from our shareholders, decisions must be made with a holistic assessment of the company's long-term strategy and stability. We want continuous improvement and welcome further dialogue with our shareholders to discuss how we can best achieve this.

Based on the above, the board of directors recommends that the general meeting votes against the proposal.

The board of directors' response to shareholder's proposal from Bente Marie Bakke item 12 to Equinor ASA's annual general meeting 14 May 2024

Equinor's energy transition plan demonstrates a business model and strategy that are compatible with a transition to a sustainable economy and with the limiting of global warming to 1.5C, in line with the Paris Agreement.
Equinor is allocating large sums of investments to renewables and believe that renewables can deliver material cash flow from 2030 and beyond. Equinor aim to allocate more than 50% of the annual gross capex to renewables and low carbon solutions by 2030.

Equinor has made significant progress towards its ambition to reduce emissions from own operations by 50% by 2030 compared to 2015. Electrification is the single most important measure to reach this ambition. In addition to electrification, energy efficiency and consolidation are important measures. Together these measures will help both Equinor and Norway to reach their ambitions.

As for exploration, Equinor's strategy is to maximise value creation over volume. At least 80 percent of our exploration and investments will likely be concentrated around existing infrastructure.

Equinor changed its international oil and gas portfolio as part of the energy transition strategy, and exploration opportunities will not form the main driver for any new country entries. As part of this change in strategy, Equinor has exited 21 countries in the past 6 years, the majority of which were based mainly around exploration interests.

The net carbon intensity ambition describes how the company plans to deliver energy that has lower emissions over time (including emissions from the use of sold products – scope 3) by reducing 20% by 2030 and 40% by 2035, and eventually net-zero by 2050. The board is of the opinion that the company has a resilient strategy that makes the company robust towards a 1.5C world.

The company's strategy is to be determined by the board of directors, who is acting in the best interests of the company and all its shareholders. Although we value all proposals from our shareholders, decisions must be made with a holistic assessment of the company's long-term strategy and stability.

Based on the above, the board of directors recommends that the general meeting votes against the proposal.

The board of directors' response to shareholder's proposal from Even Bakke item 13 to Equinor ASA's annual general meeting 14 May 2024

Corporate assembly: The board recognises the proposal's intention to democratize the management model. However, we believe that the Public Limited Companies Act's corporate assembly model plays a critical role in balancing the interests of all shareholders, including the state, minority shareholders and the employees. This ensures a wider representation and strengthens the company's social responsibility.

Board composition: Equinor's current board includes members with extensive experience in the energy sector and transition processes. Furthermore, we believe that the board members' compensation is in line with the market and that the company is indeed able to attract and retain high-quality leadership.

Nomination committee: The board is of the opinion that a creation of a new nomination committee under the direct management of the board could potentially undermine the committee's independence, which we believe is essential to ensure objectivity in the selection of board members.

Renewable energy division independence: Equinor's ambitions in the energy transition are well communicated in the company's transition plan, and the company invests significantly in renewable energy. A central part of the board's task is to determine the company's strategy, including looking at how the business areas are organised.

The board is acting in the best interests of the company and all its shareholders. Decisions must be made with a holistic assessment of the company's long-term strategy and stability. We want continuous improvement and welcome further dialogue with our shareholders to discuss how we can best achieve this.

Based on the above, the board of directors recommends that the general meeting votes against the proposal.

The board of directors' response to shareholders' proposal from Greenpeace and WWF item 14 to Equinor ASA's annual general meeting 14 May 2024

Equinor's current board includes members with extensive experience in the energy sector and transition processes. The ambition to reduce emissions from own operations by 50% by 2030 compared to 2015 levels is aligned with a science-based approach. The company has made significant progress towards this ambition driving emissions down 30 % lower than in 2015. Electrification is the single most important measure to reach this ambition. In addition to electrification, energy efficiency and consolidation are important measures. Together these measures will help both Equinor and Norway to reach their ambitions. Further, Equinor aim to allocate more than 50% of the annual gross capex to renewables and low carbon solutions by 2030. The net carbon intensity ambition describes how the company plans to deliver energy that has lower emissions over time (including emissions from the use of sold products – scope 3) by reducing 20% by 2030 and 40% by 2035, and eventually net-zero by 2050.

Equinor's energy transition plan demonstrates a business model and strategy that are compatible with a transition to a sustainable economy and with the limiting of global warming to 1.5C, in line with the Paris Agreement. While progress on these ambitions on a year-on-year level showed varied results for 2023, they show that Equinor are driving the transition at a faster pace than society. The board is of the opinion that the company has a resilient strategy that makes the company robust towards a 1.5C world.

The board is acting in the best interests of the company and all its shareholders. Although all shareholder proposals are valued, decisions must be made with a holistic assessment of the company's long-term strategy and stability.
The company's strategy is to be determined by the board of directors. The energy transition plan will be updated in 2025. Progress on the plan will be reported in our Annual Report on a yearly basis.

Based on the above, the board of directors recommends that the general meeting votes against the proposal.

The board of directors' response to shareholders' proposal from Sarasin & Partners LLP, Kapitalforeningen Sampension Invest, West Yorkshire Pension Fund and Achmea Investment Managemen item 15 to Equinor ASA's annual general meeting 14 May 2024

The energy transition encompasses changes in technology, infrastructure, policies, and energy consumption patterns. The aims of the transformation are manifold and include reducing emissions, improving energy security by diversifying sources, and creating economic opportunities through the development of green growth technologies and jobs.

A just and balanced energy transition, which also considers impacts on nature and people, will necessarily take some time. In this context, Equinor will continue to provide energy to the market while at the same time reduce emissions from our operations and invest in the necessary systemic change towards a more sustainable and resilient energy system.

Our ambition to reduce emissions from our own operations by 50% by 2030 compared to 2015 levels is aligned with a science-based approach. And we have made significant progress towards this ambition driving emissions down to 30 % lower than in 2015. Further, Equinor aim to allocate more than 50% of our annual gross capex to renewables and low carbon solutions by 2030. Our net carbon intensity* ambition describes how the company plans to deliver energy that has lower emissions over time (including emissions from the use of sold products – scope 3) by reducing 20% by 2030 and 40% by 2035, and eventually net-zero by 2050.

Equinor's energy transition plan demonstrates a business model and strategy that are compatible with a transition to a sustainable economy and with the limiting of global warming to 1.5C, in line with the Paris Agreement. While progress on our ambitions on a year-on-year level showed varied results for 2023, they show that we are driving the transition at a faster pace than society. We are firm on our energy transition strategy, but flexible in execution and have adapted to the market conditions. In other words, we have a resilient strategy that makes the company robust towards a 1.5C world. And we are dependent on governments, customers, and other key stakeholders accelerating their response to the transition. Equinor cannot operate outside of existing framework conditions with respect to policy and markets.

As communicated before, Equinor believes that intensity-based ambitions represent a more meaningful approach to scope 3 emissions than absolute cuts of the same because our net carbon intensity ambition include both energy production and emissions. Equinor's strategy in the transition is based on being a continued supplier of reliable energy with a progressively lower net carbon footprint over time toward net zero in 2050. Geopolitical developments call for a balanced energy transition. More investments in energy production and infrastructure are needed to secure security of supply and reduce the cost of energy. In addition, decarbonisation of the energy sector will be required. In the short term, until a market for hydrogen and carbon capture and storage is well established, absolute emission targets that include end-user emissions will only be achieved by selling or shutting down profitable oil and gas production, thus shifting indirect end use emissions to other producers.

The company's strategy is to be determined by the board of directors. The energy transition plan will be updated in 2025. And progress on the plan will be reported in our Annual Report on a yearly basis.

Based on the above, the board of directors recommends that the general meeting votes <u>against</u> the proposal.

*See Equinor's climate ambitions on our website.

NOMINATION FROM THE NOMINATION COMMITTEE TO THE ANNUAL GENERAL MEETING OF EQUINOR ASA

NOMINATION OF MEMBERS TO THE CORPORATE ASSEMBLY AND NOMINATION COMMITTEE OF EQUINOR ASA

22 APRIL 2024

1. **PURPOSE AND BACKGROUND**

   As set forth in section 11 of the company's articles of association, one of the tasks assigned to the nomination committee is to nominate to the general meeting members to the corporate assembly and nomination committee.

   Equinor's nomination committee nominates deputy member Nils Morten Huseby as member (nominated as chair for the corporate assembly's election) as well as two new candidates (Bjørn Tore Markussen and Elisabeth Maråk Støle) as deputy members to the corporate assembly. The nomination committee further nominates Nils Morten Huseby as new member and chair to the nomination committee. Other members of the corporate assembly and the nomination committee are nominated for re-election. The election will be held at the company's annual general meeting 14 May 2024, where the chair of the nomination committee will present the nomination.

2. **ELECTION OF MEMBERS TO THE CORPORATE ASSEMBLY**

   Pursuant to section 7 of the company's articles of association, the company shall have a corporate assembly consisting of 18 members and deputy members. The annual general meeting shall elect 12 members and four deputy members for these. The period of service for all shareholder-elected members of the corporate assembly will expire this year. Jarle Roth (chair) and Nina Kivijervi Jonassen (deputy member) will resign from the corporate assembly.

   The nomination committee has emphasised several criteria for the composition of the corporate assembly, including diversity in expertise and background, a balanced gender representation and the need for renewal combined with the need for continuity. Based on this, the nomination committee has unanimously nominated the following candidates:

   a) Existing deputy member, Nils Morten Huseby, to be elected as member of the corporate assembly (nominated as chair for the corporate assembly's election) in Equinor ASA. Reference is made to the description of the candidates in Appendix A below.

   b) Bjørn Tore Markussen and Elisabeth Maråk Støle to be elected as new deputy members of the corporate assembly in Equinor ASA (3rd and 4th deputy members respectively). Reference is made to the description of the candidates in Appendix A below.

   c) Nils Bastiansen, Finn Kinserdal, Kari Skeidsvoll Moe, Kjerstin Fyllingen, Kjerstin Rasmussen Braathen, Mari Rege, Trond Straume, Martin Wien Fjell, Merete Hverven, Helge Aasen and Liv B. Ulriksen to be re-elected as members of the corporate assembly of Equinor ASA.

   d) Per Axel Koch and Cathrine Kristiseter Marti to be re-elected as deputy members of the corporate assembly in Equinor ASA (1st and 2nd deputy members respectively).

   e) The term of office for both newly elected and re-elected members and deputy members will run until the annual general meeting in 2026.

   For further information about the candidates nominated for re-election, reference is made to the calls for the annual general meetings of Equinor ASA on 11 May 2016, 15 May 2018, 14 May 2020 and 11 May 2022.

3. ELECTION OF MEMBERS TO THE NOMINATION COMMITTEE

Pursuant to section 11 of the company's articles of association, the nomination committee must consist of four members, and the chair and one other member must be elected among the shareholder-elected members of the corporate assembly. The members of the nomination committee shall be independent of the board of directors and the company's management.

The term of office for all members of the nomination committee will expire this year.

Jarle Roth (chair) will resign from the nomination committee.

The nomination committee has emphasised several criteria for the composition of the nomination committee, including diversity in expertise and background, a balanced gender, the need for shareholder representation and the need for renewal combined with the need for continuity. Based on this, the nomination committee has unanimously nominated the following candidates:

a) Nils Morten Huseby (nominated as chair) of the nomination committee. Reference is made to the description of the candidate in Appendix A below.

b) Berit L. Henriksen, Merete Hverven and Jan Tore Føsund to be re-elected as members of the nomination committee.

c) The term of office for both the newly elected member and re-elected members will run until the annual general meeting in 2026.

For further information about the candidates nominated for re-election, reference is made to the calls for the annual general meetings of Equinor ASA on 15 May 2018, 14 May 2020 and 11 May 2022.

4. PROPOSED RESOLUTION

It is proposed that the general meeting adopt the following resolution regarding election of members to the corporate assembly:

"The following persons are elected as members of Equinor ASA's corporate assembly effective as from 15 May 2024 and until the annual general meeting in 2026:

1. *Nils Morten Huseby (nominated as chair for the corporate assembly's election) (new election, existing deputy member)*
2. *Nils Bastiansen (nominated as deputy chair for the corporate assembly's election) (re-election)*
3. *Finn Kinserdal (re-election)*
4. *Kari Skeidsvoll Moe (re-election)*
5. *Kjerstin Fyllingen (re-election)*
6. *Kjerstin Rasmussen Braathen (re-election)*
7. *Mari Rege (re-election)*
8. *Trond Straume (re-election)*
9. *Martin Wien Fjell (re-election)*
10. *Merete Hverven (re-election)*
11. *Helge Aasen (re-election)*
12. *Liv B. Ulriksen (re-election)*

"The following persons are elected as deputy members of Equinor ASA's corporate assembly effective as from 15 May 2024 and until the annual general meeting in 2026:

1st deputy member: Per Axel Koch (re-election)
2nd deputy member: Cathrine Kristiseter Marti (re-election)
3rd deputy member: Bjørn Tore Markussen (new election)
4th deputy member: Elisabeth Maråk Støle (new election)."

It is proposed that the general meeting adopt the following resolution regarding election of members to the nomination committee:

"The following persons are elected as members of Equinor ASA's nomination committee effective as from 15 May 2024 and until the annual general meeting in 2026:

1. Nils Morten Huseby, chair (new election)
2. Berit L. Henriksen (re-election)
3. Merete Hverven (re-election)
4. Jan Tore Føsund (re-election)"

Kind regards,

Jarle Roth
Chair/on behalf of the nomination committee in Equinor ASA

APPENDIX A – INFORMATION ABOUT THE PROPOSED NEW MEMBERS

Information about the proposed new members and deputy members of the corporate assembly and the new member of the nomination committee follows below.

Nils Morten Huseby (born 1966) – President of the Institute for Energy Technology (IFE) since 2016. Prior to joining IFE, he was CEO for Rainpower ASA. Huseby has broad international experience from the energy business, with more than 20 years in top management positions. He has since 2022 been chair of the board of Norcunsult ASA where he has been a board member since 2017. Huseby holds a Master of Science degree in Mechanical Engineering from the Norwegian University of Science and Technology (NTNU) in Trondheim.

Bjørn Tore Markussen (born 1969) – Chief Technology Officer for the Norwegian Armed Forces since April 2024. Previously he held the position as Chief Technology and BD officer in Sparebanken Nord-Norge. Before this he was CEO for World Economic Forum and Akers Group's Ocean Technology centre Hub Ocean that includes the ocean Data Platform. He has held senior regional and global leadership positions in DNV GL, where he worked home and abroad (China, Singapore, Malaysia) for 12 years, within energy and maritime industries. Markussen has education from the Norwegian Armed Forces ("Krigsskolen"), the University of Tromsø and Higher command course, Forsvarets Høyskole.

Elisabeth Maråk Støle (born 1968) – CEO of Seagems Group AS since November 2021. Previously she held the position as CEO in NORCE Norwegian Research Centre AS. She has many years experience with board directorships and management positions with international groups within industry and technology. Støle has an Executive Master of Management from Norwegian School of Management BI and BA Honours 1st class from University of Strathclyde.

The proposed candidates are independent of the board of directors and the management of Equinor ASA.

REF NO: PIN CODE:

NOTICE OF ANNUAL GENERAL MEETING

The annual general meeting in Equinor ASA will be held 14 May 2024 at 15:00 CEST in Equinor Business Center, Forusbeen 50, 4035 Stavanger, Norway

.

ADVANCE VOTING
The company accepts votes in advance for this meeting. Registration deadline for advance votes: 13 May 2024 at 12:00 CEST.
Advance votes may only be executed electronically, through the company's website www.equinor.com/agm or via VPS Investor Services.

VOTING
Voting will only be possible electronically via Lumi AGM both for digital and physical attendance. Please log in at https://dnb.lumiagm.com/147243621.
You must identify yourself using the pin-code and reference number that you will find in VPS Investor Services (Corporate Actions – General Meeting – ISIN) or sent by post (for shareholders who have not registered for electronic reception). Shareholders can also receive their pin-code and reference number by contacting DNB Bank Verdipapirservice by phone +47 23 26 80 20.

On the company's web page www.equinor.com/agm you will find a guide describing how you as a shareholder can vote electronically.

DIGITAL ATTENDANCE
No pre-registration is needed for digital attendance, but shareholders must be logged on before the meeting starts. We therefore encourage shareholders to log on in due time. It will be possible to log on to the annual general meeting one hour before start.

PHYSICAL ATTENDANCE
Notice of physical attendance should be registered electronically through the company's website www.equinor.com/agm or via VPS Investor Services.
To register attendance through the company's website, the above-mentioned reference number and PIN code must be stated.

Shareholders who have chosen electronic reception will not receive PIN and reference numbers and can only give notice through VPS Investor Services.
Alternatively this form may be signed and sent by e-mail to genf@dnb.no, or by post to DNB Bank ASA, Registrars Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway. The notice of attendance should be received no later than 13 May 2024 at 12:00 CEST.

If the shareholder is a company, please state the name of the individual who will be representing the company:

Place Date Shareholder's signature

PROXY WITHOUT VOTING INSTRUCTIONS FOR THE ANNUAL GENERAL MEETING OF EQUINOR ASA

REF NO: PIN CODE:

Proxy should be submitted electronically through the company's website www.equinor.com/agm or via VPS Investor Services.

To grant proxy through the company's website, the above-mentioned reference number and PIN must be stated.
Shareholders who have chosen electronic reception will not receive PIN and reference numbers and can only give proxy via VPS Investor Services. Proxy may also be sent by e-mail to genf@dnb.no (scanned form) or by post to DNB Bank ASA, Registrars' Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway.

If you send the proxy without naming the proxy holder, the proxy will be given to the chair of the board of directors or an individual authorised by him.

This proxy should be received no later than 13 May 2024 at 12:00 CEST.

The undersigned
hereby grants (tick one of the two)

☐ the chair of the board of directors (or a person authorised by him), or

☐ ____
(Name of proxy holder in capital letters)

proxy to attend and vote for my/our shares at the annual general meeting of Equinor ASA on 14 May 2024.

Place Date Shareholder's signature (only for granting proxy)

PROXY WITH VOTING INSTRUCTIONS FOR THE ANNUAL GENERAL MEETING OF EQUINOR ASA

You may use this proxy form to give voting instructions. Alternatively, you may vote electronically in advance through the company's website www.equinor.com/agm, see separate section above.

Proxies with voting instructions can only be registered by DNB and must be sent to genf@dnb.no (scanned form) or by post to DNB Bank ASA, Registrars' Department, P.O.Box 1600 Sentrum, 0021 Oslo, Norway.
The form should be received no later than **13 May 2024 at 12:00 CEST**. The proxy form must be dated and signed.

If you leave the "Name of the proxy holder" blank, the proxy will be given to the chair of the board of directors, or an individual authorised by him.

The undersigned: REF NO:

hereby grants (tick one of the two)

☐   Chair of the board of directors (or a person authorised by him), or

☐   _____
          Name of proxy holder (in capital letters)

proxy to attend and vote for my/our shares at the annual general meeting of Equinor ASA on 10 May 2023.

The votes shall be exercised in accordance with the instructions below. If the sections for voting are left blank, this will be counted as an instruction to vote in accordance with the board's and nomination committee's recommendations. However, if any motions are made from the attendees in addition to or in replacement of the proposals in the notice, the proxy holder may vote at his or her discretion. If there is any doubt as to how the instructions should be understood, the proxy holder may abstain from voting.

EQUINOR ASA | ANNUAL GENERAL MEETING 2024	For	Against	Abstention
3. Election of chair for the meeting			
4. Approval of the notice and the agenda			
5. Election of two persons to co-sign the minutes together with the chair of the meeting			
6. Approval of the annual report and accounts for Equinor ASA and the Equinor group for 2023, including the board of directors' proposal for distribution of fourth quarter 2023 dividend			
7. Authorisation to the board of directors to distribute dividend based on approved annual accounts for 2023			
8. Proposal from shareholder that Equinor shall eliminate management bonuses, pensions and severance pay for former executives, use clothing containing hemp, ban the use of fiberglass rotor blades in new wind farms, commit to buy into existing hydropower projects, conduct research on other energy, stop the electrification of the Norwegian continental shelf, and install rotatable Tesla turbines			
9. Proposal from shareholder that Equinor gradually divest from all international operations			
10. Proposal from shareholders that the board of directors in Equinor resign and make room for a new board of directors with better sustainability expertise and higher ambitions			
11. Proposal from shareholder that Equinor acquaints themselves with the suffering and death caused by global warming, and let this influence their future strategy, and strengthen and implement its Energy Transition Plan			
12. Proposal from shareholder that Equinor must make arrangements to become a leading renewable energy producer, halt plans for electrification of Melkøya, ask the government to stop announcing new exploration acreage, exit all unprofitable and highly polluting overseas projects, and present a phase-down plan for its oil and gas production			
13. Proposal from shareholder that Equinor shall work towards dismantling the Corporate Assembly, strengthen the Board, change the Articles of Association, and that the renewable energy business become an autonomous entity			
14. Proposal from shareholders that Equinor shall nominate candidates for future board appointments with good competency on the energy transition and sustainability			
15. Proposal from shareholders that Equinor update its strategy and capital expenditure plan according to the commitment to the goals of the Paris Agreement			
16. The board of directors' report on Corporate Governance			
17. The board of directors' report for salary and other remuneration for leading personnel			
18. Approval of remuneration for the company's external auditor for 2023			
19. Election of members to the corporate assembly			
The nomination committee's joint proposal			
or (individual voting)			
Nils Morten Huseby (nominated as chair for the corporate assembly's election) (new election, existing deputy member)			
Nils Bastiansen (nominated as deputy chair for the corporate assembly's election) (re-election)			
Finn Kinserdal (re-election)			
Kari Skeidsvoll Moe (re-election)			
Kjerstin Rasmussen Braathen (re-election)			
Kjerstin Fyllingen (re-election)			
Mari Rege (re-election)			
Trond Straume (re-election)			
Martin Wien Fjell (re-election))			
Merete Hverven (re-election)			
Helge Aasen (re-election)			
Liv B. Ulriksen (re-election)			
1. deputy member: Per Axel Koch (re-election)			
2. deputy member: Catrine Kristiseter Marti (re-election)			
3. deputy member: Bjørn Tore Markussen (new election)			
4. deputy member: Elisabeth Maråk Støle (new election)			
20. Determination of remuneration for the corporate assembly members			
21. Election of members to the nomination committee			
The nomination committee's joint proposal			
or (individual voting)			
Nils Morten Huseby, chair (new election)			
Berit L. Henriksen (re-election)			
Merete Hverven (re-election)			
Jan Tore Føsund (re-election)			
22. Determination of remuneration for the nomination committee members			
23. Authorisation to the board of directors to acquire Equinor ASA shares in the market to continue operation of the company's share-based incentive plans for employees			
24. Reduction in capital through the cancellation of own shares and the redemption of shares belonging to the Norwegian State			
25. Authorisation to the board of directors to acquire Equinor ASA shares in the market for subsequent cancellation			

Place   Date   Shareholder's signature (to be signed only for granting proxy with voting instructions)

Statsautoriserte revisorer
Ernst & Young AS

Vassbotnen 11a Forum, 4313 Sandnes
Postboks 8015, 4068 Stavanger

Foretaksregisteret: NO 976 389 387 MVA
Tlf: +47 24 00 24 00

www.ey.no
Medlemmer av Den norske Revisorforening

To the Shareholders' Meeting of Equinor ASA

Statement on coverage for restricted equity in connection with a capital reduction

We have verified that there is coverage for the remaining share capital and other restricted equity in connection with the capital reduction in Equinor ASA.

The Board of Directors' responsibility
The Board of Directors is responsible for ensuring that the capital reduction does not exceed an amount that ensures full coverage for the Company's restricted equity pursuant to the Norwegian Public Limited Liability Companies Act section 12-2.

Auditor's responsibility
Our responsibility is to make a statement on whether there is full coverage for the Company's restricted equity pursuant to the Norwegian Public Limited Liability Companies Act section 12-2.

We conducted our examination and issue our statement in accordance with the Norwegian standard SA 3802-1 "The auditor's statements and reports pursuant to Norwegian company legislation". The standard requires that we plan and perform our work to obtain reasonable assurance for the fact that there is coverage for the remaining share capital and other restricted equity, having considered events subsequent to the balance sheet date and any loss likely to be incurred. The examination includes testing the calculations for which the Board of Directors is responsible and an assessment of whether events subsequent to the balance sheet date that can result in an inadequate coverage, have been sufficiently considered.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion
In our opinion, there is coverage for the remaining share capital and other restricted equity subsequent to the capital reduction of NOK 525,808,437.50 from NOK 7,507,761,512.50 to NOK 6,981,953,075.00, and distributions in excess of the nominal value of NOK 43,512,874,875.16 less USD 99,252,857.88, in accordance with the Norwegian Public Limited Liability Companies Act.

Stavanger, 15 April 2024
ERNST & YOUNG AS

Tor Inge Skjellevik
State Authorized Public Accountant (Norway)

This is a translation of the original official Norwegian document and is provided for information purposes only.